Exhibit 99.1

Dejour Energy Sets Casing at Kokopelli

Second of Four Wells Ready for Completion/ Production

Denver, Colorado, April 24, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, is pleased to announce that it has reached total depth of 8124 feet on the Federal 6-7-13-21 directional well at its Kokopelli field located in Garfield County, Colorado. Ample gas shows, as expected, were observed. The hole has now been cased and cemented, awaiting completion in May.

This is the second well to be cased for production by Dejour at Kokopelli. The Patterson rig is now preparing to drill wells at the Federal 6-7-14-21 and following that the Federal 6-7-15-21 locations. These are the final two wells targeting production in multiple horizons of the NGL rich Williams Fork in the Q2 2013 drilling operation.

Dejour operates this Kokopelli project and enjoys a 72% WI in the initial well drilled in Q4 2012 and a 100% WI in the three wells currently being drilled, all subject to a previously announced agreement with a Denver based drilling fund.

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About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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